United States securities and exchange commission logo





                              October 26, 2023

       Anastasia Mironova
       Chief Financial Officer
       Apollo Commercial Real Estate Finance, Inc.
       c/o Apollo Global Management, Inc.
       9 West 57th Street , 42nd Floor
       New York , NY 10019

                                                        Re: Apollo Commercial
Real Estate Finance, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Response dated
October 12, 2023
                                                            File No. 001-34452

       Dear Anastasia Mironova:

              We have reviewed your October 12, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29,
       2023 letter.

       Form 10-K for the year ended December 31, 2022

       Item 8. Financial Statements and Supplementary Data
       Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net
       Risk Rating, page 69

   1. We note your response to prior comment 2. Please tell us what consideration was given to providing discussion in
your Management   s Discussion and Analysis of Financial
                                                        Condition and Results
of Operations to further enhance a reader's understanding of your perspective of
assessing risk factors of your loan portfolio and assigning a risk rating. For example, further
discussion may include providing a range of loan-to-value ratios of your loan portfolio or
whether any factors are more indicative of assigned risk to loans. Please refer to Item 303(a) of
Regulation S-K.
 Anastasia Mironova
Apollo Commercial Real Estate Finance, Inc.
October 26, 2023
Page 2

       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameAnastasia Mironova                 Sincerely,
Comapany NameApollo Commercial Real Estate Finance, Inc.
                                                     Division of Corporation
Finance
October 26, 2023 Page 2                              Office of Real Estate &
Construction
FirstName LastName